May 23, 2005

By Facsimile ((202) 628-5116) and U.S. Mail

Donald Leo Toker, Esq.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC  20004

	Re:	PEC Solutions, Inc.
		Schedule TO-T/A filed May 16, 2005
		Filed by Nortel Networks, Inc. and PS Merger Sub, Inc.

Dear Mr. Toker:

	We have the following comments on the above-referenced filing.

Schedule TO-T

Offer to Purchase

Certain Information Concerning the Company - Page 11

1. We note the supplemental materials submitted. Please reconcile the amounts for gross margin disclosed in the Offer to Purchase and included in the PEC Solutions` financial projections as presented to the bidders.

The Merger Agreement - Page 18

2. We note the revisions made in response to comment 10. Please make a similar revision in the first, partial, paragraph on page 26 in the initial offer to purchase.

Schedule I

3. We reissue comment 13 in part. We note that the description of the business experience of Mrs. Saucier, Mr. Smith, Jr., and Mr. Wilson does not clearly describe each person`s material occupations during the past five years. Confirm that the business activities currently described for each person comprise all such person`s material occupations during the past five years, or revise as appropriate.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions